EXHIBIT 99.1
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                      [Letterhead of TOO Deloitte & Touche]








CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the inclusion of our reports (re: Hurricane Hydrocarbons Ltd.) dated February 28, 2003 in this Annual Report on Form 40-F of PetroKazakhstan Inc.for the year ended December 31, 2002.



/s/ TOO Deloitte & Touche

TOO Deloitte & Touche
Almaty, Kazakhstan
June 11, 2003